FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") we
hereby advise that Mr PA Schmidt a director of Gold Fields
Limited, has retained some or all and/or sold his shares
(Performance Vesting Restricted Shares (“PVRS”)) which were
awarded to him in terms of The Gold Fields Limited 2005 Share
Plan, as amended.

Details of the transactions are set out below:

PA Schmidt
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 04 June 2012
Number of Shares 7 179
Class of Security Ordinary shares
Market Price per Share R112.8988
Total Value R810,500.49
Vesting Period
The award vests on the third
anniversary following the grant date
Nature of interest
Direct and Beneficial
PA Schmidt
Nature of transaction
Off market acquisition of shares in
terms of the above scheme
Transaction Date
04 June 2012
Number of Shares 1000
Class of Security Ordinary shares
Market Price per Share R115.1358
Total Value R115,135.80
Vesting Period
The award vests on the third
anniversary following the grant date
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities have been obtained.

06 June 2012
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 7 June 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
             Relations and Corporate Affairs